Form 40-F/A
period 2004-12-31
BREEZE RESOURCES PARTNERSHIP; 1115638 ALBERTA LTD; HARVEST BREEZE TRUST NO. 2; REDEARTH ENERGY INC; HARVEST SASK ENERGY TRUST; HARVEST OPERATIONS CORP.; HARVEST BREEZE TRUST NO. 1; 1115650 ALBERTA LTD; HARVEST ENERGY TRUST
filed 2005-09-30
CIK 1311904, 1311901, 1311907, 1311909, 1311908, 1309798, 1311905, 1312502, 1309799

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 40-F/A
                                 AMENDMENT NO. 1

               [_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

               [X]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2004 Commission File Number: 333-121627

                              HARVEST ENERGY TRUST
             (Exact name of Registrant as specified in its charter)

   Alberta, Canada                     1311                          N/A
 (PROVINCE OR OTHER        (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
   JURISDICTION OF          CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)
  INCORPORATION OR
    ORGANIZATION)

                                   Suite 2100
                             330 Fifth Avenue, S.W.
                        Calgary, Alberta, Canada T2P 0L4
                                 (403) 265-1178
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


HARVEST OPERATIONS CORP.              HARVEST SASK ENERGY TRUST
REDEARTH ENERGY INC.                  HARVEST BREEZE TRUST NO. 1
1115638 ALBERTA LTD.                  HARVEST BREEZE TRUST NO. 2
1115650 ALBERTA LTD.                  BREEZE RESOURCES PARTNERSHIP
       (Exact Name of Registrant as Specified in its Charter)

    Alberta, Canada
 (PROVINCE OR OTHER                     1311                        N/A
  JURISDICTION OF          (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
  INCORPORATION OR          CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)
   ORGANIZATION)

                                   Suite 2100
                             330 Fifth Avenue, S.W.
                        Calgary, Alberta, Canada T2P 0L4
                                 (403) 265-1178
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CT Corporation System
                                111 Eighth Avenue
                            New York, New York 10011
                                 (212) 894-8940
  (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER INCLUDING AREA CODES
                             OF AGENT FOR SERVICE)

 Securities registered or to be registered pursuant to Section 12(b) of the Act

                                      None.

 Securities registered or to be registered pursuant to Section 12(g) of the Act

                                      None.

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act

                          7 7/8% Senior Notes Due 2011

For annual reports, indicate by check mark the information filed with this Form:

    [X] Annual information form       [X] Audited annual financial statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                             41,788,500 Trust Units

    Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                           Yes   [_]           No    [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                           Yes   [X]           No    [_]

                                EXPLANATORY NOTE

         The registrants are filing this Amendment No. 1 to Form 40-F for the year ended December 31, 2004 in order to add as registrants Harvest Operations Corp., Redearth Energy Inc., 1115638 Alberta Ltd., 1115650 Alberta Ltd., Harvest Sask Energy Trust, Harvest Breeze Trust No. 1., Harvest Breeze Trust No. 2, Breeze Resources Partnership, (together, the "Subsidiaries"). The Subsidiaries have, because they are guarantors of Harvest Operations Corp.'s 7 7/8% Senior Notes Due 2011 (securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934, so amended (the "Act")), an obligation to file annual and periodic reports pursuant to Section 15(d) of the Act.

         Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

                                   UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

         The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

         Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                    EXHIBITS

         The following exhibits are filed as part of this report.


Exhibit Number                     Description

      99.1* Renewal Annual Information Form of the Registrant for the year ended December 31, 2004.

      99.2* Consolidated Financial Statements of the Registrant for the fiscal year ended December 31, 2004, including the report of the independent auditors with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles (Note 20).

      99.3* Management's Discussion and Analysis of the financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2004.

      99.4       CEO Certifications pursuant to rule 13a-14(a) of the Exchange
                 Act.

      99.5       CFO Certifications pursuant to rule 13a-14(a) of the Exchange
                 Act.

      99.6 CEO Certifications pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.7 CFO Certifications pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      99.8* Comments by Auditors for U.S. Readers on Canada U.S. Reporting Difference

      99.9*      Consent of KPMG LLP.

     99.10*      Consent of McDaniel & Associates Consultants Ltd.

     99.11*      Consent of Gilbert Lausten Jung Associates Ltd.

     99.12*      Consent of Paddock Lindstrom Associates Ltd.

* PREVIOUSLY FILED

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment No.1 to Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Dated: September 29, 2005

                                         HARVEST ENERGY TRUST


                                         By: /s/ David J. Rain
                                             -----------------------------------
                                         Name:  David J. Rain
                                         Title: Vice-President and
                                                Chief Financial Officer of
                                                Harvest Operations Corp.,
                                                Administrator

                                         HARVEST OPERATIONS CORP.


                                         By: /s/ David J. Rain
                                             -----------------------------------
                                         Name:  David J. Rain
                                         Title: Vice-President and
                                                Chief Financial Officer

                                         REDEARTH ENERGY INC.


                                         By: /s/ David J. Rain
                                             -----------------------------------
                                         Name:  David J. Rain
                                         Title: Chief Financial Officer


                                         1115638 ALBERTA LTD.


                                         By: /s/ David J. Rain
                                             -----------------------------------
                                         Name:  David J. Rain
                                         Title: Chief Financial Officer


                                         1115650 ALBERTA LTD


                                         By: /s/ David J. Rain
                                             -----------------------------------
                                         Name:  David J. Rain
                                         Title: Chief Financial Officer

                                         HARVEST SASK ENERGY TRUST


                                         By: /s/ David J. Rain
                                             -----------------------------------
                                         Name:  David J. Rain, on behalf of
                                                1115650 Alberta Ltd., Trustee
                                         Title: Chief Financial Officer of
                                                1115650 Alberta Ltd., Trustee


                                         HARVEST BREEZE TRUST NO. 1


                                         By: /s/ David J. Rain
                                             -----------------------------------
                                         Name:  David J. Rain on behalf of
                                                1115638 Alberta Ltd., Trustee
                                         Title: Chief Financial Officer of
                                                1115638 Alberta Ltd.


                                         HARVEST BREEZE TRUST NO. 2


                                         By: /s/ David J. Rain
                                             -----------------------------------
                                         Name:  David J. Rain on behalf of
                                                1115650 Alberta Ltd., Trustee
                                         Title: Chief Financial Officer of
                                                1115650 Alberta Ltd.


                                         BREEZE RESOURCES PARTNERSHIP


                                         By: /s/ David J. Rain
                                             -----------------------------------
                                         Name:  David J. Rain on behalf of
                                                Harvest Breeze Trust No. 2,
                                                General Partner
                                         Title: Chief Financial Officer of
                                                1115650 Alberta Ltd., Trustee
                                                of Harvest Breeze Trust No. 2,
                                                General Partner